SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Receives 50th Aircraft; Increases Fleet Plan

São Paulo, June 27, 2006 – GOL Linhas Aéreas Inteligentes (BOVESPA: GOLL4 and NYSE: GOL), Brazilian low cost, low fare airline, announces that is has incorporated its 49th and 50th aircraft into its fleet of Boeing 737s. As a result, the Company will increase its daily operations to 530 flights. GOL currently serves 50 airports in 47 cities throughout Brazil and South America.

The Company also announces that it has increased its fleet plan for the 2006-2008 period, as part of the Company’s continuing plans for route expansion and cost reductions. The fleet expansion will adequately meet the increasing demand in the domestic market – an estimated growth of 18% growth in 2006. GOL’s aircraft have the highest productivity index in Brazil and one of the best in the world, at over 14 block hours per day. In addition, the Company’s 25 minute turnaround time is one of the shortest among airlines throughout the world.

According to David Barioni, Technical Vice President of GOL, “our fleet expansion allows the company to adequately serve market growth in Brazil and in South America. The additional aircraft allow us to add more flight frequencies, providing more opportunities for passengers to enjoy our high-quality, low-fare transportation services”.

The Company has increased its fleet plan by two 737-700 NGs in 2006, one 737-700 NG in 2007 and one 737-700 NG in 2008. GOL’s revised fleet plan is presented in the table below:

Aircraft	2006	2007	2008	2009	2010	2011	2012
737-300	12	12	10	3	-	-	-
737-700	30	30	28	27	26	23	20
737-800	20	33	43	54	62	69	76
Total	62	75	81	84	88	92	96
New 737-800	11	24	34	45	53	60	67
Leased 737s	51	51	47	39	35	32	29

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 500 daily flights to 50 airports in Brazil, Argentina, Bolivia, Paraguay and Uruguay. GOL growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brasil, 0810-266-3131 in Argentina, 800-1001-21 in Bolívia, 0004 055 127 in Uruguai, 009 800 55 1 0007 in Paraguai and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

Media:
MVL Comunicação (São Paulo)
Ph: (5511) 3049-0343 / 3049-0342
e-mail: roberta.corbioli@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.